[LETTER TO ACCOMPANY SOLICITATION DATE PROXY ONLY]
SABINE PRODUCTION PARTNERS, LP
512 MAIN STREET, SUITE 1200
FORT WORTH, TEXAS 76102
ATTN: SABINE PRODUCTION MANAGEMENT, LLC
(800) 519-4866

PROPOSED MEETING — YOUR PARTICIPATION IS IMPORTANT
Dear Fellow Unit Holder in Sabine Royalty Trust:
      We are Sabine Production Partners, LP, a newly formed Delaware limited partnership (referred to as “we” or the “Partnership”). Like you, the undersigned Chairman is a holder of units in Sabine Royalty Trust (referred to as “SRT”). We have been recently formed by Cano Petroleum, Inc., Carlile Management, LLC and Haddock Enterprises, LLC. These entities, or their affiliates, have significant experience in oil and natural gas development, company building or both. As a passive entity, SRT can only possess those oil and natural gas royalty interests originally deposited with it in 1982. With production of properties in which SRT has an interest in decline, we believe that the proposed transaction creates an attractive opportunity for the holders of beneficial interests of SRT units (referred to as “SRT units”) to improve the outlook for their finite-life investment. Specifically, this proposed transaction, if consummated, will result in the opportunity for investment appreciation in a growth-oriented company. We intend to monitor and manage our operators, including the operators of the legacy assets, to the extent possible under existing contracts, to evaluate and promote their compliance with legal standards for prudent operation because we believe these efforts will lead to enhanced production, the proper development of undeveloped acreage and an extension of the productive life of producing properties. Our goal is to increase total proved oil and natural gas reserves by acquiring additional producing properties, increasing the useful lives of those properties, applying enhanced recovery techniques to improve production and overall profitability and engaging in developmental drilling. We do not intend to engage in exploratory activities due to the higher risks involved in these operations. We believe we can achieve these improvements with administrative costs that are relatively comparable to SRT’s 2005 annualized cost levels.
      Based on SRT’s own estimated reserves, SRT’s distributions cannot continue indefinitely. Due to its inherently passive nature, SRT has not acquired and cannot acquire additional properties or interests. Consequently, all of SRT’s assets will, at some point in the future, be depleted and SRT will cease to exist. We believe that production levels now in decline will continue to decline in remaining years. Specifically, although SRT may experience isolated periods of increased production, production attributable to SRT’s properties is declining. As reported by SRT, the production of the legacy assets declined from 12,893,354 Mcfe (or approximately 0.88 Mcfe per SRT unit) for 1998 to an estimated 8,882,357 Mcfe (or approximately 0.61 Mcfe per SRT unit) for 2005, a decline of 31.1% for this period or a decline of 5.2% per year on average. We also believe that, but for the recent significant increases in oil and natural gas prices, the level of royalty distributions would also be in decline. As the graphs illustrate, SRT’s oil and natural gas production has been declining as the sale price for oil and natural gas has been increasing. This prospectus/proxy statement requests that you take affirmative action now to change the fundamental business objectives of SRT.

*	The term “Mcfe” means thousand cubic feet of natural gas equivalent, which is determined using the ratio of one barrel of oil, condensate or natural gas liquids to 6 thousand cubic feet of natural gas. The above data has been compiled from the reports filed by SRT with the U.S. Securities and Exchange Commission.

**	Annualized from the first nine months of 2005.
      Like SRT, we intend to make monthly distributions to the holders of our common units of all of our available cash, which generally consists of cash on hand, less applicable reserves established by our General Partner in its discretion. The amount established as the minimum monthly distribution is subject to our right, under certain circumstances, to reduce the minimum monthly distribution. In addition, we intend to make a special cash distribution equal to $0.50 per unit to each holder of Partnership common units promptly following consummation of the proposed transaction and the completion of our proposed revolving credit facility discussed below.
      To fund the special cash distribution, to meet our working capital needs and to provide acquisition financing for the purchase of additional properties, we expect to obtain, at or about the time of the proposed transaction, a $75 million to $150 million revolving credit facility to be arranged by one or more banks, including potentially, JPMorgan Chase, N.A., TD Securities (USA) LLC and/or Union Bank of California, N.A. We have received nonbinding letters of high confidence from these lenders subject to negotiation of definitive documents and customary conditions to closing, including consummation of the proposed transaction. We do not intend to consummate the proposed transaction to the extent we are unable to obtain a credit facility of at least $75 million.
      We are soliciting proxies in order to request that existing SRT unit holders consider and act upon a series of related proposals to effect the transaction — to be initiated by us — as follows:

•	First, that the unit holders voluntarily terminate and wind-up the affairs of SRT.

•	Second, that the unit holders authorize, direct and require that the Trustee of SRT sell all of the assets of SRT, including cash assets, to us in exchange for Partnership common units representing a 98.75% interest in the Partnership and immediately liquidate SRT by distributing those Partnership common units acquired in the asset sale to the holders of SRT units on a one-for-one basis.

•	Third, that specified changes be made to the trust agreement governing SRT to, in our opinion, make it more likely that the proposed transaction will be consummated.
      Although representing separate proposals, each of these matters are expressly conditioned on one another and, as such, all must be approved by the unit holders of SRT in order for the proposed transaction to be consummated. We are also asking that the SRT unit holders approve adjournment or postponement of the meeting if necessary to solicit additional proxies.
      At the consummation of the proposed transaction, former unit holders of SRT would hold, in the aggregate, 14,579,345 limited partner interests representing a 98.75% interest in the Partnership and the General Partner of the Partnership will hold the 1.25% general partnership interest and the incentive distribution rights in the Partnership. Approval of the transaction requires the affirmative vote from the holders of a majority of SRT’s 14,579,345 outstanding units. Ultimately, your vote in connection with our proposals represents a new investment decision by you.
      According to the trust agreement, meetings of SRT unit holders will be called by the Trustee only (1) in its discretion or (2) upon the written request of SRT unit holders owning not less than ten percent of the outstanding units. Accordingly, this prospectus/proxy statement seeks your authority to aggregate your units with others so that the Trustee will call such a meeting.
      SRT units are listed on the New York Stock Exchange under the trading symbol “SBR.” We have applied to list our common units on the NYSE under the trading symbol “SBR” to commence upon the termination of SRT.
      Because the transaction would involve the issuance of partnership interests by the Partnership in exchange for the contribution of the assets of SRT, the transaction would not constitute a taxable event to SRT or its unit holders, except to the extent of cash you receive in the special cash distribution.
      We believe that your voice in the future of SRT can best be expressed through the proposed meeting. If your units are held in the name of a brokerage firm, bank, bank nominee or other institution on December 12, 2005, only it can assist with the calling of the meeting and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute and return the enclosed proxy card on your behalf.
      Your participation is important. We cannot proceed with the meeting unless SRT unit holders holding at least ten percent of the SRT units outstanding on December 12, 2005, provide us with authorization to do so. We do not plan to deliver the meeting demand to the Trustee until we have the affirmative vote of approximately 40% or more in interest of the SRT unit holders. We are soliciting your authorization to call the meeting and to vote your units in the event a meeting is called. To the extent you complete and return the enclosed proxy card and a meeting of the unit holders is called, we intend to vote your units at that meeting in accordance with your instructions.
      Regardless of the number of SRT units you own, it is important that you complete, sign, date and mail the enclosed proxy card.

Sabine Production Partners, LP

By: Sabine Production Management, LLC
By: Sabine Production Operating, LLC

By:

Gerald W. Haddock
Chairman